Duval & Stachenfeld llp

555 Madison Avenue, 6th Floor

New York, New York 10022

Telephone: 212-883-1700

Facsimile: 212-883-8883

www.dsllp.com

Evan Hudson

Direct Dial: 212-692-7343

ehudson@dsllp.com

VIA EDGAR

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:

NY Residential REIT, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed February 21, 2017

CIK No. 0001692725

Dear Ms. McManus:

This letter is submitted on behalf of NY Residential REIT, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 30, 2017 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (CIK No. 0001692725) confidentially submitted to the Commission on January 3, 2017, relating to the Company’s offering of common stock (the “Initial Submission”). The responses provided are based upon information provided to Duval and Stachenfeld LLP by the Company. The Company is concurrently filing Amendment No. 1 to the Initial Submission (the “Initial Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Initial Submission, and page references in the responses refer to the Initial Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Initial Filing.

1.	We note your disclosure on the cover page and under “Risk Factors” that you are a blind pool as you have not identified any properties to acquire with the net proceeds of this offering. Accordingly, please provide the disclosure required by Industry Guide 5, as applicable. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide appropriate disclosure relating to prior performance, including prior performance tables and narrative disclosure regarding material adverse business developments.

Response to Comment No. 1

The Company respectfully advises the Staff that it does not believe that the prior performance disclosure required by Item 8 of Industry Guide 5 is applicable to the Company, as neither Commencement NY LLC (the “Manager”) nor any affiliates of the Manager has sponsored any programs within the meaning of Industry Guide 5 because both the sponsor and the Manager are newly formed entities.

2.	We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure throughout the Initial Filing to remove any indication that the Company may invest in real-estate related debt. As such, the Company believes our disclosures, as revised, adequately reflect the Company’s ability to maintain an exemption from registration under the Investment Company Act of 1940, as amended. A detailed analysis of the exemptions from registration under the Investment Company Act of 1940 that the Company and its subsidiaries intend to rely on, and how the Company’s investment strategy will support those exemptions, appears on pages 13, 14, 65, and 66.

3.	We note your disclosure on pages 8 and 62 that your manager has a long history in the acquisition and management of New York City residential properties. We further note your disclosure on page 15 that your manager is a newly formed entity. Please reconcile this discrepancy.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures throughout the Initial Filing to remove any indication that the Manager has a history in the acquisition and management of New York City residential properties.

4.	We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please revise to disclose the amount of reimbursable costs incurred to date.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised pages iii, 10, 52, 68, and 108 in the Initial Filing to disclose reimbursable costs incurred to date.

5.	We note your disclosure on page 2 that your sponsor has a “highly experienced management team of real estate professionals,” however, the management disclosure on page 49 identifies only one executive officer. We also note your disclosure on page 8 that your advisory board has a “long history in the acquisition and management of New York City residential properties.” Please provide us with support for the use of these terms to describe the experience of your management team and advisory board, or remove them if you are unable to substantiate their use. In this vein, once appointed, please provide the appropriate biographical disclosure required by Item 401(c) of Regulation S-K for all advisory board members or explain why you are not required to do so. Please note that the term “executive officer” includes any person who performs policy making functions for the issuer. See Instruction 2 to Item 10(a) of Form 1-A.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 8 of the Initial Filing. The Company has also included biographical information on the advisory board members within the Initial Filing. The Company was not able to obtain all necessary biographical information on the advisory board members in time for the Initial Filing but will provide it in a subsequent filing.

6.	Please revise to consistently identify the executive officers of your Manager. In this regard, on page 19 you state that your Manager has no employees. On page 20 you reference executive officers and key personnel of your Manager and on page 49 you identify one officer.

Response to Comment No. 6

The Company has revised its disclosure throughout the Initial Filing to reconcile these disclosures in accordance with the Staff’s comment.

7.	We note your disclosure on page 54 that you expect that members of your advisory board will provide services to your company in addition to their roles as advisors to the company and that you intend to compensate your advisory board for these services based on prevailing market rates or, if applicable, subject to a competitive bid process. Please revise your disclosure to describe the specific responsibilities of the advisory board, as well as the extent of the members’ obligations to you. Please also expand your disclosure on page 54 to provide examples of the services that you expect the members will provide in addition to their role as advisors and quantify or estimate, to the extent possible, the compensation that you will pay for these additional services.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 54 of the Initial Filing.

8.	We note your disclosure that your manager will serve as your manager for an indefinite term and that your shareholders may only remove your manager at any time with 30 days prior written notice for “cause.” Please revise to disclose any costs that may be associated with removing your manager.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised its disclosure throughout the Initial Filing to clarify that the Manager will not receive any compensation upon termination except for fees which have already accrued.

9.	Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations. In addition, please quantify the value of the advisory board equity grants per year based on the offering price and number of advisory board members you have.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised its disclosure to estimate front-end fees on pages 10 and 52 of the Initial Filing. An amendment to the filing will also include the expenses associated with organization and offering. The Company has also revised its disclosure to include the number of advisory board members and the value of the advisory board equity grants on pages 10, 49 and 52, of the Initial Filing.

10.	Your statement on page 54 that your Manager will allocate investment opportunities, “consistent with its fiduciary duties” appears inconsistent with your risk factor on page 23 titled “Our operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager” and your disclosure on page 77 indicating that your Manager maintains a contractual, as opposed to a fiduciary, relationship with you and your shareholders. Please revise to reconcile these disclosures.

Response to Comment No. 10

The Company has revised page 54 of the Initial Filing to reconcile these disclosures in accordance with the Staff’s comment.

11.	We note your disclosure that you will not commence any significant operations until you “have raised $2,000,000 (including persons who are affiliated with us or our sponsor).” Please revise here and in your Offering Summary section to clarify whether purchases of your shares made by your manager, sponsor or affiliates will count towards meeting the minimum offering amount.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised its disclosure throughout the Initial Filing to clarify that purchases of the Company’s shares by the Manager, sponsor or affiliates will count towards meeting the minimum offering amount.

12.	We note your disclosure that you intend to qualify as a REIT and your reference to the tax opinion provided by Duval & Stachenfeld LLP on page 83. Please provide as an exhibit a tax opinion that discusses the material aspects of the offering. See Item 12 of Industry Guide 5.

Response to Comment No. 12

The Company acknowledges the Staff’s comment and will file the tax opinion in a future amendment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to call me at (212) 692-7343 or to email me at ehudson@dsllp.com. Thank you very much for your attention.

Very truly yours,

/s/ Evan W. Hudson

Evan W. Hudson, Esq.

Duval & Stachenfeld LLP